  UNITED STATES

  SECURITIES AND EXCHANGE COMMISSION

  Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

GoPro, Inc.

(Name of Issuer)

Class A Common Stock, par value $.0001 per share

(Title of Class of Securities)

38268T 10 3

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 38268T 10 3

1.	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) Nicholas Woodman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power 4,108,644

		6.	Shared Voting Power 32,666,309

		7.	Sole Dispositive Power 4,108,644

		8.	Shared Dispositive Power 32,666,309

9.	Aggregate Amount Beneficially Owned by Each Reporting Person* 36,774,953

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)*** 26.1%

12.	Type of Reporting Person (See Instructions) IN

*	See Item 4 below.

CUSIP No. 38268T 10 3

1.	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) Woodman Family Trust under Trust Agreement dated March 11, 2011

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power

		6.	Shared Voting Power 32,666,309

		7.	Sole Dispositive Power

		8.	Shared Dispositive Power 32,666,309

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 32,666,309

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)*** 23.9%

12.	Type of Reporting Person (See Instructions) OO

*	See Item 4 below.

Item 1.
	(a)	Name of Issuer GoPro, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 3000 Clearview Way San Mateo, CA 94402

Item 2.
	(a)	Name of Person(s) Filing Nicholas Woodman
	(b)	Address of Principal Business Office or, if none, Residence c/o GoPro, Inc. 3000 Clearview Way San Mateo, CA 94402
	(c)	Citizenship United States
	(d)	Title of Class of Securities Class A Common Stock, $0.0001 per share
	(e)	CUSIP Number 38268T 10 3

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a), (b), and (c)

Reporting Persons	Number of Shares With Sole Voting and Dispositive Power	Number of Shares With Shared Voting and Dispositive Power	Aggregate Number of Shares Beneficially Owned	Percentage of Class Beneficially Owned***
Nicholas Woodman	4,108,644*	32,666,309	36,774,953	26.1%
Woodman Family Trust under Trust Agreement dated March 11, 2011**	0	32,666,309	32,666,309	23.9%

*	Consists of 500,000 remaining restricted stock units granted to Mr. Woodman and 659,398 shares of Class B Common Stock as of December 31, 2016. The restricted stock unit grant covered 4,500,000 shares which vest in three tranches. The first tranche consisting of 1,500,000 shares fully vested and settled on June 3, 2014. The second and third tranches, each consisting of 1,500,000 shares, vested and settled on January 22, 2015 with respect to 583,332 shares and thereafter 1/36th of the total shares from each tranche shall vest monthly starting on February 3, 2015, as long as the Reporting Person provides continuous service to the Issuer. Each share of Class B Common Stock is convertible at any time at the option of the holder into one share of Class A Common Stock. The Class B Common Stock is also convertible into Class A Common Stock on the same basis upon certain transfers, whether or not for value, except for "Permitted Transfers" as defined in the Issuer's restated certificate of incorporation in effect as of the date hereof. Each share of Class B Common Stock will convert automatically into one share of Class A Common Stock upon the date when the outstanding shares of Class B Common Stock represent less than 10% of the aggregate number of shares of Common Stock then outstanding. Also includes 1,474,623 shares of Class B Common Stock held by each of the Reporting Person’s GRAT and Jill R. Woodman’s GRAT for which the Reporting Person is the sole trustee.
**	Mr. Woodman and his spouse, Jill R. Woodman, are co-trustees of The Woodman Family Trust under Trust Agreement dated March 11, 2011.
***	Based upon information contained in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2016 filed by the Issuer with the Securities and Exchange Commission on November 3, 2016 (103,968,889 shares of Class A Common Stock).

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 7, 2017

/s/ Nicolas Woodman
Nicholas Woodman

Woodman Family Trust under Trust Agreement dated March 11, 2011

/s/ Nicholas Woodman
Nicholas Woodman, Trustee

Page 6 of 6